| | | December 31, 2024<br>Original Issuance | Crowdfunding | Series A | Fully Diluted | | December 31, 2023<br>Original Issuance | Crowdfunding | Fully Diluted |
|---|---|---|---|---|---|---|---|---|---|
| **I. Common Stock 10,424,434 shares authorized)** | | | | | | | | | |
| A. Issued and Outstanding | | 7,609,230 | 176,348 | 0 | 7,785,578 | | 7,609,230 | 176,348 | 7,785,578 |
| **II. Preferred Stock (0 shares authorized)** | | | | | | | | | |
| A. Series A Issued and Outstanding (________ shares designated) | | 0 | 0 | 1,188,007 | 1,188,007 | | 0 | 0 | 0 |
| B. Series B Issued and Outstanding (________ shares designated) | | 0 | 0 | | 0 | | 0 | 0 | 0 |
| C. Series B Warrants (as converted) | | 0 | 0 | | 0 | | 0 | 0 | 0 |
| D. Series C Issued and Outstanding (_________ shares designated) | | 0 | 0 | | 0 | | 0 | 0 | 0 |
| **III. [202_] Stock Plan** | | | | | | | | | |
| A. Maximum number of shares authorized under Plan | 960,000 | | | | | 960,000 | | | |
| B. Options | | | | | | | | | |
| B1. Total Option Grants | 1,154,723 | | | | | 1,124,723 | | | |
| B2. Less: Cancelled and Expired Option Grants - Put Back in Plan | 201,670 | | | | | 201,670 | | | |
| B3. Less: Total Option Exercises (1) | 0 | | | | | 0 | | | |
| B4. Equals: Total Options Outstanding (B1-B2-B3) | ***953,053*** | | | | | ***923,053*** | | | |
| C. Restricted Stock (RSP) Issuances | | | | | | | | | |
| C1. Total RSP Grants | 0 | | | | | 0 | | | |
| C2. Less: Repurchased RSP Issuances - Not Back in Plan | 0 | | | | | 0 | | | |
| C3. Equals: Net RSP Issuances - Outstanding (1) | ***0*** | | | | | ***0*** | | | |
| D. Shares Available for Future Option/RSP Grants | | | | | | | | | |
| D1. (A-B3-B4-C1) | ***6,947*** | | | | | ***36,947*** | | | |
| E. Shares Remaining Under Plan (shares available for stock or option grants as well as outstanding options) | | | | | | | | | |
| E1. (B4+D1) | ***960,000*** | | | | 960,000 | ***960,000*** | | | 960,000 |
| **IV. Total Shares Issued and Outstanding, Including Shares Committed for Issuance and Employee Reserves, Assuming Conversion of All Convertible Securities and Exercise of All Outstanding Options** | | ***7,609,230*** | ***176,348*** | ***1,188,007*** | ***9,933,585*** | | ***7,609,230*** | | ***8,745,578*** |

*(1) Included under "Common Stock - Issued and Outstanding".*

**FULLY DILUTED**

**Breakdown of Ownership**

| Overall | December 31, 2024 Shares | % | December 31, 2023 Shares | % |
|---|---|---|---|---|
| I. Common Stock | 7,785,578 | 78.38% | 7,785,578 | 89.02% |
| II. Series A Preferred Stock | 1,188,007 | 11.96% | 0 | 0.00% |
| III. Series B Preferred Stock | 0 | 0.00% | 0 | 0.00% |
| IV. Series __ Warrants | 0 | 0.00% | 0 | 0.00% |
| V. Series C Preferred Stock | 0 | 0.00% | 0 | 0.00% |
| VI. 202_ Stock Plan (options issued and available for issue) | 960,000 | 9.66% | 960,000 | 10.98% |
| **TOTAL:** | **9,933,585** | **100.00%** | **8,745,578** | **100.00%** |